16003656

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2016

Washington DC 403

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41354 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/Y) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Exchange Place, 501 Plaza 2
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Brent Simonich, Chief Financial Officer (703) 236-8339
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800 (Address) McLean (City) Virginia (State) 22102 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

We, David Inggs and Brent Simonich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Inggs
Chief Executive Officer
E*TRADE Clearing LLC

2/25/16
Date

MELODIE L. STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Melodie L. Strawn
Notary Public

Brent Simonich
Chief Financial Officer
E*TRADE Clearing LLC

2/25/16
Date

Notary Public

CHRISTOPHER C HORAK
NOTARY PUBLIC
REG # 106887
MY COMMISSION EXPIRES 5/31/2020
COMMONWEALTH OF VIRGINIA

# Deloitte.

Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
E*TRADE Clearing LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2016

# E*TRADE CLEARING LLC

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2015**
**(In thousands)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and equivalents | $ | 397,049 |
| Cash required to be segregated under federal or other regulations | | 1,057,134 |
| Receivables from customers, less allowance for doubtful accounts of $8,032 | | 7,415,534 |
| Receivables from brokers, dealers and clearing organizations | | 370,196 |
| Receivables from institutions | | 87,625 |
| Internally developed software, net | | 13,460 |
| Receivables from affiliated companies | | 12,092 |
| Deferred tax assets | | 5,684 |
| Other assets | | 7,858 |
| TOTAL ASSETS | $ | 9,366,632 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES: | | |
| Payables to customers | $ | 6,644,436 |
| Payables to brokers, dealers and clearing organizations | | 1,556,533 |
| Payables to Parent and affiliated companies | | 65,347 |
| Payables to non-customers | | 9,069 |
| Other liabilities | | 25,246 |
| TOTAL LIABILITIES | | 8,300,631 |
| | | |
| MEMBER'S EQUITY | | 1,066,001 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 9,366,632 |

See notes to statement of financial condition.

# E*TRADE CLEARING LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2015

### 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization*** - E*TRADE Clearing LLC (the "Company") is a wholly-owned subsidiary of ETCM Holdings, LLC, which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company was previously a subsidiary of E*TRADE Bank, an indirect wholly-owned subsidiary of the Parent, and was moved out from under E*TRADE Bank in July 2015. The Company and E*TRADE Bank are now entities under common control of the Parent and considered to be related parties.

The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as a non-clearing Futures Commission Merchant ("FCM") under the Commodity Exchange Act and is a member of the National Futures Association ("NFA").

***Nature of Operations*** - The Company clears and settles securities transactions for customers of E*TRADE Securities LLC ("E*TRADE Securities") and E*TRADE Securities Limited ("E*TRADE UK"), both affiliated broker-dealers, on a fully disclosed basis under clearing agreements (the "Clearing Agreements"). Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"). The Company clears all of its customers' futures transactions through an omnibus account arrangement with a third-party clearing FCM and clears the majority of its mutual fund transactions through an omnibus account arrangement with a third party broker-dealer.

***Use of Estimates*** - The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes changes could reasonably occur include: fair value measurements; and estimates of effective tax rates, deferred taxes and valuation allowances.

***Financial Statement Descriptions and Related Accounting Policies***

Below are descriptions and accounting policies for certain categories of the Company's financial statements:

***Cash and Equivalents*** - The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash and equivalents. Included in cash and equivalents is approximately $6.3 million of cash held in foreign currencies, primarily Pounds Sterling and Swiss Francs. These cash accounts are held in foreign currencies in an amount approximately equal to the payables to customers in those same currencies.

***Cash Required to be Segregated under Federal or Other Regulations*** - Cash required to be segregated under federal or other regulations consists of interest-bearing cash, non-interest-bearing cash and money market deposit accounts held in special reserve bank accounts pursuant to Rule 15c3-3 as well as non-interest-bearing cash deposits that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing an FCM. At December 31, 2015, the Company had interest-bearing cash deposits of $650.1 million, non-interest bearing cash deposits of $94.0 million and interest-bearing money market deposit accounts of $250.0 million maintained in special reserve bank accounts for the exclusive benefit of customers. At December 31, 2015, the Company had non-interest bearing cash deposit of $10.0 million maintained in a special reserve bank account for the exclusive benefit of proprietary accounts of broker-dealers ("PAB") customers pursuant to Rule 15c3-3. At December 31, 2015, the Company also had $53.0 million in segregated and secured non-interest-bearing cash accounts pursuant to CFTC regulations.

***Receivables from and Payables to Customers*** - Receivables from customers represent credit extended to customers to finance their purchases of securities by borrowing against securities the customer owns. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payables to customers represent credit balances in customer accounts arising from deposits of funds and sales of securities and other funds pending completion of securities transactions. Customer payables primarily represent customer cash contained within the Company. The Company pays interest on certain customer payable balances. Customers' securities transactions are recorded on a settlement date basis, with the exception of customers' futures transactions, which are recorded on a trade date basis. For additional information, see Note 4 - Receivables from and Payables to Customers and Non-customers.

***Receivables from and Payables to Brokers, Dealers and Clearing Organizations*** - Receivables from brokers, dealers and clearing organizations include deposits paid for securities borrowed, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), margin deposits and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include deposits received for securities loaned, amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. For additional information, see Note 3 - Receivables from and Payables to Brokers, Dealers and Clearing Organizations.

***Receivables from Institutions*** - Represents receivables from institutions participating in the Company's sweep programs whereby the Company has satisfied customer disbursements and is awaiting next day settlement of such customers' redemptions. At December 31, 2015, the Company had a receivable of $53.1 million from E*TRADE Bank included in receivables from institutions.

***Internally Developed Software, net*** - The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred. Completed projects are carried at cost and amortized on a straight-line basis over their estimated useful lives of four years.

***Share-Based Payments*** - The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based compensation expense in accordance with the stock compensation accounting guidance. The Company recognizes compensation expense at the grant date fair value of a share-based payment award over the requisite service period less estimated forfeitures. Beginning in 2015, the Parent also issues performance share units to certain of its officers. The compensation expense related to performance shares of the Company's officers is allocated to the Company by the Parent. Share-based compensation expense is included in the compensation and benefits line item.

***Fair Value*** - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. For additional information, see Note 2 - Fair Value Disclosures.

***Income Taxes*** - Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances for deferred tax assets are established, if it is determined, based on evaluation of available evidence at the time the determination is made, that it is more likely than not that some or all of the deferred tax assets will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority or Parent. The Company is included as a member in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. Each member included in the federal consolidated group computes its separate federal tax expense (benefit) as if it files a separate tax return. For members included in a combined state tax filing, the computation of each member's state tax expense (benefit) is computed based on the separate member's income or loss using the blended effective tax rate for the entire combined group. Uncertain tax positions are only recognized when it is more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. For additional information, see Note 8 - Income Taxes.

***New Accounting and Disclosure Guidance*** - Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

***Adoption of New Accounting Standards***

*Accounting and Disclosures for Securities Lending Transactions*

In June 2014, the FASB amended the accounting and disclosure guidance related to securities lending transactions. The amended guidance clarifies the requirements under which securities lending transactions should be accounted for as secured borrowings and expands the disclosure requirements related to securities lending transactions accounted for as secured borrowings. The amended accounting guidance became effective for annual and interim periods beginning on January 1, 2015 for the Company and was applied using a cumulative-effect approach as of that date. The adoption of this amended guidance did not have a material impact on the Company's financial condition, results of operations and cash flows. The amended disclosure guidance for securities lending transactions accounted for as secured borrowings became effective for annual periods beginning on January 1, 2015 and interim periods beginning on April 1, 2015 for the Company. The Company's disclosures in Note 3 - Receivables from and Payables to Brokers, Dealers and Clearing Organizations reflect the adoption of this amended disclosure guidance.

*New Accounting Standards Not Yet Adopted*

*Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern*

In August 2014, the FASB amended the guidance related to an entity's evaluations and disclosures of going concern uncertainties. The new guidance requires management to perform interim and annual assessments of the entity's ability to continue as a going concern within one year of the date the financial statements are issued, and to provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The amended guidance became effective for the Company for annual periods beginning on January 1, 2016 and will be effective for interim periods beginning on January 1, 2017. Early adoption is permitted. The adoption of the amended guidance will not impact the Company's financial condition, results of operations or cash flows.

## 2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

*Fair Value of Financial Instruments Not Carried at Fair Value*

The fair value of cash and equivalents, cash required to be segregated under federal or other regulations and cash deposits with clearing organizations was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from or payables to brokers, dealers, clearing organizations, customers, non-customers, Parent and affiliated companies, and long and short inventory positions was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

## 3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (dollars in thousands):

| | | |
|---|---|---|
| Receivables: | | |
| Deposits paid for securities borrowed | $ | 120,731 |
| Receivables from clearing organizations | | 240,354 |
| Securities failed to deliver | | 849 |
| Other | | 8,262 |
| Total | $ | 370,196 |
| Payables: | | |
| Deposits received for securities loaned | $ | 1,534,856 |
| Payables to clearing organizations | | 7,857 |
| Securities failed to receive | | 1,582 |
| Other | | 12,238 |
| Total | $ | 1,556,533 |

***Offsetting Assets and Liabilities*** - For financial statement purposes, the Company does not offset securities borrowing and securities lending transactions. The Company's securities borrowing and securities lending transactions are generally transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to enable the users of the Company's financial statements to evaluate the potential effect of rights of setoff between these recognized assets and recognized liabilities as of December 31, 2015 (dollars in thousands):

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Collateral Received or Pledged (Including Cash) | |
| **December 31, 2015** | | | | | | |
| Assets: | | | | | | |
| Deposits paid for securities borrowed [1] | $ 120,731 | $ — | $ 120,731 | $ (94,261) | $ (17,996) | $ 8,474 |
| Liabilities: | | | | | | |
| Deposits received for securities loaned [2] | $ 1,534,856 | $ — | $ 1,534,856 | $ (94,261) | $ (1,313,576) | $ 127,019 |

(1) Included in the gross amounts of deposits paid for securities borrowed is $34.2 million at December 31, 2015 transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

(2) Included in the gross amounts of deposits received for securities loaned is $721.9 million at December 31, 2015 transacted through a program with a clearing organization, which guarantees the return of securities to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

***Securities Lending Transactions*** - The Company lends customer equity securities to other broker-dealers in connection with its securities lending activities and receives cash as collateral for the securities loaned. The Company records deposits received for securities loaned in payables to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2015, the Company recorded a gross obligation of $1.5 billion as deposits received for securities loaned on its statement of financial condition. Securities lending transactions have overnight or continuous remaining contractual maturities.

Securities lending transactions expose the Company to counterparty credit risk and market risk associated with the securities loaned under these transactions. To manage the counterparty risk, the Company maintains internal standards for approving counterparties, reviews and analyzes the credit rating of each counterparty, and monitors its positions with each counterparty on an ongoing basis. In addition, for certain of the Company's securities lending transactions, the Company uses a program with a clearing organization that guarantees the return of securities to the Company. The Company manages its exposure to market risk associated with the securities loaned under these transactions by using collateral arrangements that require additional collateral to be obtained from or excess collateral to be returned to the counterparties based on changes in market value, to maintain specified collateral levels.

## 4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivables from customers of $7.4 billion primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payables to customers of $6.6 billion consists primarily of cash balances and other customer funds pending completion of securities transactions. Payables to customers also include $45.3 million from customers' futures transactions. Payables to non-customers of $9.1 million consists primarily of clearing deposits from E*TRADE Securities of $5.3 million.

## 5. SHORT-TERM BORROWINGS

The Company relies on customer payables, securities lending, and internal and external lines of credit to provide liquidity and finance margin lending. The Company maintains secured committed lines of credit with two unaffiliated banks, aggregating to $175.0 million at December 31, 2015. The Company also has secured uncommitted lines of credit with several unaffiliated banks aggregating to $375.0 million and unsecured uncommitted lines of credit with two unaffiliated banks aggregating to $100.0 million at December 31, 2015. The secured committed lines are scheduled to mature in June 2016, while $75 million of the unsecured uncommitted line at one of the banks is scheduled to mature in August 2016. The remaining lines have no maturity date. If drawn upon, the secured lines of credit with unaffiliated banks are collateralized by customer securities used as collateral on margin loans.

In June 2015, the Company entered into a 364-day, $345.0 million committed senior unsecured revolving credit facility with a syndicate of banks, which brought its total external liquidity lines to $995.0 million, of which $520 million is committed. This committed senior unsecured revolving credit facility is scheduled to mature in June 2016. The credit facility contains certain covenants including maintenance covenants related to the Company's minimum consolidated tangible net worth and regulatory net capital ratio. At December 31, 2015 there were no outstanding balances for any of these lines of credit or the revolving credit facility.

In June 2015, the Company entered into a $250.0 million secured uncommitted line of credit with E*TRADE Bank for working capital purposes which is payable on demand and is scheduled to mature in June 2016. If drawn upon, this line of credit is collateralized by customer securities used as collateral on margin loans. There were no material borrowings under this line during 2015, and there was no outstanding balance for this line of credit at December 31, 2015. During 2015 the Company repaid the $242.3 million of loan outstanding at December 31, 2014 under its previous unsecured line of credit with E*TRADE Bank and incurred $0.1 million in interest expense.

In June 2015, the Company has also entered into a $500.0 million uncommitted unsecured line of credit with the Parent. Advances under the line may be used for the Company's working capital and back-up liquidity requirements in connection with the funding and settlement of customer transactions. This line of credit has no maturity date. At December 31, 2015 there was no outstanding balance for this line of credit.

## 6. RELATED PARTY TRANSACTIONS

The Company and the Parent are party to a written Master Services Agreement ("MSA"), under which the Parent provides the Company with technology infrastructure, back-office functions, and general and administrative support.

The Company clears trades on a fully disclosed basis for E*TRADE Securities, including customers' futures transactions. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and remits such amounts to E*TRADE Securities. At December 31, 2015, the amount payable to E*TRADE Securities of $60.9 million represents a portion of the December 2015 collections. This amount is recorded in payable to Parent and affiliated companies in the statement of financial condition.

The Company clears trades on a fully disclosed basis for E*TRADE UK and retains a portion of the interest earned from E*TRADE UK's customers as compensation for its services and to cover its costs incurred.

The Company has provided a $10.0 million secured line of credit to E*TRADE UK at a rate of London Interbank Offered Rate plus 1.50%. At December 31, 2015, no amount was outstanding under this line of credit.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to E*TRADE Bank and other unaffiliated third party financial institutions. E*TRADE Bank and certain third party institutions carry these balances as customer deposits in FDIC-insured money market deposit accounts up to applicable insurance limits and pay interest on these balances. E*TRADE Bank also pays the Company a fee based on the average SDA balances at a negotiated rate. Account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company provides processing services associated with cash management and funds transfers under an agreement with E*TRADE Bank. For additional related party arrangements, see Note 5 - Short-term Borrowings.

## 7. INTERNALLY DEVELOPED SOFTWARE, NET

Under the terms of MSA, the Parent provides software development services to the Company. For the year ended December 31, 2015, the Company paid the Parent $5.5 million for internally developed software specifically attributable to the Company. At December 31, 2015, the Company had $13.5 million of internally developed software, net on the statement of financial condition. Included in the balance was $2.2 million of costs associated with internally developed software in the process of development for which amortization has not begun.

## 8. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its taxable income.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

| Jurisdiction | Open Tax Year |
|---|---|
| United States | 2012 - 2015 |
| Various states(1) | 2007 - 2015 |

(1) Major state tax jurisdictions include California, Georgia, Illinois, New Jersey, New York, Ohio and Virginia.

The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. The Company had total reserves for interest and penalties of $0.2 million as of December 31, 2015.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the tax carry-forwards that created deferred tax assets are summarized in the following table (dollars in thousands):

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Reserves and allowances | $ | 3,002 |
| Depreciation and amortization | | 1,689 |
| Deferred compensation | | 635 |
| Other | | 358 |
| Total deferred tax assets | $ | 5,684 |

The Company did not establish a valuation allowance against its deferred tax assets as it believes that it is more likely than not that all of the deferred tax assets will be realized.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company is also subject to the CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an FCM, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($20.0 million), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17.

At December 31, 2015 the Company had net capital of $1.0 billion (12.55% of aggregate debit balances) which was $846.6 million in excess of its required net capital of $160.5 million, under SEC rules which is the more stringent of the requirements discussed above.

The Company was moved out from under E*TRADE Bank in July 2015. To further bolster the Company's capital and liquidity position, E*TRADE Bank contributed $150.0 million of capital to the Company in June 2015.

## 10. COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC or NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

*Litigation Matters*

Several cases have been filed nationwide involving the April 2007 leveraged buyout ("LBO") of the Tribune Company ("Tribune") by Sam Zell, and the subsequent bankruptcy of Tribune. In William Niese et al. v. A.G. Edwards et al., in Superior Court of Delaware, New Castle County, former Tribune employees and retirees claimed that Tribune was actually insolvent at the time of the LBO and that the LBO constituted a fraudulent transaction that depleted the plaintiffs' retirement plans, rendering them worthless. The Company, along with numerous other financial institutions, is a named defendant in this case. One of the defendants removed the action to federal district court in Delaware on July 1, 2011. In Deutsche Bank Trust Company Americas et al. v. Adaly Opportunity Fund et al., filed in the Supreme

Court of New York, New York County on June 3, 2011, the Trustees of certain notes issued by Tribune allege wrongdoing in connection with the LBO. In particular the Trustees claim that the LBO constituted a constructive fraudulent transfer under various state laws. G1 Execution Services, LLC, along with numerous other financial institutions, is a named defendant in this case. In Deutsche Bank et al. v. Ohlson et al., filed in the U.S. District Court for the Northern District of Illinois, noteholders of Tribune asserted claims of constructive fraud and G1 Execution Services, LLC is a named defendant in this case. In EGI-TRB LLC et al. v. ABN-AMRO et al., filed in the Circuit Court of Cook County, Illinois, creditors of Tribune assert fraudulent conveyance claims against multiple shareholder defendants and the Company is a named defendant in this case. These cases have been consolidated into a multi-district litigation. The Company's time to answer or otherwise respond to the complaints has been stayed pending further orders of the Court. On September 18, 2013, the Court entered the Fifth Amended Complaint. On September 23, 2013, the Court granted the defendants' motion to dismiss the individual creditors' complaint. The individual creditors filed a notice of appeal. The steering committees for plaintiffs and defendants have submitted a joint plan for the next phase of litigation. The next phase of the action will involve individual motions to dismiss. On April 22, 2014, the Court issued its protocols for dismissal motions for those defendants who were "mere conduits" who facilitated the transactions at issue. The motion to dismiss Count I of the Fifth Amended Complaint for failure to state a cause of action was fully briefed on July 2, 2014, and the parties await decision on that motion. The Company will defend itself vigorously in these matters.

In addition to the matter described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

*Estimated Liabilities*

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, the estimated liability is revised based on currently available information when an event occurs requiring an adjustment.

*Guarantees*

The Company clears its customers' futures transactions on an omnibus basis through a third-party clearing FCM. The Company has agreed to indemnify its third-party clearing FCM for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2015. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company clears its mutual fund transactions on an omnibus basis through a third-party clearing broker-dealer. The Company has agreed to indemnify its third party clearing broker-dealer for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2015. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

## 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral (in the form of cash or marginable securities), or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing transactions. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2015, the Company had received collateral, primarily in connection with securities borrowing transactions and customer margin loans, with a market value of $10.1 billion that can be sold or re-pledged. Of this amount, $2.5 billion had been sold or re-pledged at December 31, 2015, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit sufficient cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily through the statement of operations and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. In addition, E*TRADE Securities has provided a guarantee to the Company. Under the agreement, E*TRADE Securities has agreed to indemnify the Company for customers introduced by E*TRADE Securities that are unable to satisfy the terms of their contracts. This guarantee would be expected to offset any loss incurred by the Company in performing its securities lending, clearance and settlement services for E*TRADE Securities.

## 12. SUBSEQUENT EVENTS

On February 24, 2016, the Company paid a $124 million cash dividend to the Parent.

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## ADDITIONAL INFORMATION

Please see the Compliance Report of E*TRADE Clearing and the Report of Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2015, for a material weakness in Internal Control Over Compliance that was identified and remediated during 2015. A copy of each report is available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C., and the New York regional office.

# E*TRADE CLEARING LLC

**(SEC ID. NO. 8-41354)**

**Statement of Financial Condition**
**As of December 31, 2015, and**
**Report of Independent Registered Public Accounting Firm**

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**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.